

12060541

BB 4/4*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUEFIN RESEARCH PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 STATE STREET, SUITE 1020
(No. and Street)

BOSTON	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN KRITZER (617) 737-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN KRITZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUEFIN RESEARCH PARTNERS, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


KENNETH M. VAN LUVAN
Notary Public, Commonwealth of Massachusetts
My Commission Expires January 20, 2017

Signature

PRESIDENT
Title

2/28/12
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUEFIN RESEARCH PARTNERS, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2011

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
BlueFin Research Partners, Inc.
Boston, Massachusetts

I have audited the accompanying statement of financial condition of BlueFin Research Partners, Inc., (the Company) as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BlueFin Research Partners, Inc., as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 21, 2012

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 2,188,504
Receivable from broker-dealers	266,762
Deposits with clearing organizations	251,868
Marketable securities	612,270
Other Assets	266,523
Furniture,equipment and software, at cost, less accumulated depreciation of $319,952	15,878
Total Assets	$ 3,601,805

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Capitalized lease obligation	$ 5,009
Accounts payable, accrued expenses, and other liabilities	-
Total liabilities	$ 5,009
SHAREHOLDERS' EQUITY:	
Common stock, $0.01 par value, 335,000 shares authorized, 325,001 issued and 319,023 outstanding	$ 3,190
Additional paid in capital	1,156,984
Retained earnings	5,351,600
Treasury stock, 233,145 shares at cost	(2,914,978)
Total shareholders' equity	3,596,796
Total liabilites and shareholders' equity	$ 3,601,805

The accompanying notes are an integral part of these financial statements.

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Delaware corporation on October 31, 2001, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences

Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Management's Review for Subsequent Events

Management had evaluated subsequent events through February 21, 2012, the date which the financial statements were available to be issued.

NOTE 2- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level. The Company is subject to a state excise tax.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $3,222,555 at December 31, 2011, which exceeded required net capital of $100,000 by $3,122,555. The Ratio of aggregate indebtedness to net capital at December 31, 2011, was 0.0%.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $1,938,504 at December 31, 2011.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all non-cancelable operating leases for the next two years is as follows:

2012	$205,960
2013	104,333
Total	$310,293

NOTE 6 – CAPITAL LEASE

The Company leases its telephone system from Avaya Financial Services under a capital lease. The economic substance is that the Company is financing the acquisition of the assets through the lease, and, accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in Property and Equipment:

	2011
Equipment	$75,133
Less accumulated depreciation	(70,124)
	$ 5,009

The lease agreement contains a bargain purchase option at the end of the lease term.

The following is a schedule by years of future minimum payments required under the lease together with their present value as of December 31, 2011:

Year Ending December 31:	
2012	$5,009
Total minimum lease payments	$5,009
Less amount representing interest	0
Present value of minimum lease payments	$5,009

Amortization of assets held under capital leases is included with depreciation expense.

NOTE 7—COMMON STOCK

On July 21, 2009 the Company's shareholders agreed to cancel their previous shares of common stock and reissue shares in accordance with the new shareholder agreement. The new common stock has the same par value of $0.01 per share and each shareholder received the same number of shares as previously held. The total number of shares authorized was decreased to reflect the smaller number of shareholders and the resulting decrease in value of the common stock at par value was credited to additional paid in capital.

On August 31, 2010 the Company's shareholders agreed to award 11,956 shares of Series C Common Stock to an employee as part of his compensation. Under the agreement with the employee 2,989 shares were vested and delivered to the employee on the date of the agreement. The remaining shares will be vested in three year increments of 2,989 shares per vesting period, dependent upon the employee's continued employment with the Company. Also per the agreement the awards will be recognized as additional compensation to the employee at the time of each vesting and the appropriate withholding taxes will be included with the employee's next regular paycheck. The amount of the vested shares for the year ended December 31, 2011 was included in the total wages for the employee and included in compensation expense on the income statement.

During the year ending December 31, 2011 stock based compensation awards were as follows:

	Number of Shares
January 1, 2011, Vested shares	2,989
August 31, 2011, Vested shares	2,989
December 31, 2011 Non vested shares	5,978
Total shares issued under award	11,956

BLUEFIN RESEARCH PARTNERS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2011

SCHEDULE I

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

AGGREGATE INDEBTEDNESS:	
Accounts payable, accrued expenses, and other liabilities	$ -
TOTAL AGGREGATE INDEBTEDNESS	$ -
NET CAPITAL:	
Common stock	$ 3,190
Additional paid in capital	1,156,984
Retained earnings	5,351,600
Treasury stock	(2,914,978)
	3,596,796
ADJUSTMENTS TO NET CAPITAL:	
Other assets	(266,523)
Furniture & equipment	(15,878)
Haircuts	(91,840)
Net capital, as defined	$ 3,222,555
MINIMUM NET CAPITAL REQUIREMENT	100,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 3,122,555
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	0.00%

BLUEFIN RESEARCH PARTNERS, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2011

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/11	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/11
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 3,586,114	$ 10,682	$ 3,596,796
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	270,196	12,205	282,401
Other additions and/or credits:			
Haircuts on securities	91,840	-	91,840
Total adjustments	362,036	12,205	374,241
Net capital	$ 3,224,078	$ (1,523)	$ 3,222,555

SCHEDULE II

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 Of THE SECURITIES EXCHANGE ACT Of 1934

DECEMBER 31, 2011

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.